Exhibit 19.1

Cellectar Biosciences, Inc.

Insider Trading Policy

(as amended and restated on September 24, 2018)

Introduction

This Insider Trading Policy sets forth the rules of Cellectar Biosciences, Inc. (“Cellectar” or the “Company”) relating to the purchase and sale of the Company’s securities by all full and part-time employees, officers and directors of Cellectar and related persons. The Company’s securities include, for purposes of this policy, all shares of Cellectar common stock and any other securities of Cellectar.

Scope of Policy

This Policy applies to the following persons:

●	all directors, officers, employees, consultants and contractors of Cellectar and any of its subsidiaries and controlled affiliates;
●	spouses of, and family members and other persons sharing the same household as, any of the persons in the first bullet point above;
●	family members of the persons listed in the first bullet point above (such as ancestors, brothers or sisters (whether by whole or half-blood) or lineal descendants and any spouse of any of the foregoing) who do not share the same household as such persons but whose transactions in Cellectar securities are directed by or are subject to the influence or control of such persons or who consult with such persons before they trade in Cellectar securities;
●	entities subject to the control of any of the persons in the first bullet above, including, but not limited to partnerships in which any of the persons in the first bullet point above is a general partner, trusts in which any of the persons in the first bullet point above is a trustee and estates of which any of the persons in the first bullet point above is an executor.

If you are a director, officer, employee, consultant or contractor of Cellectar or any of its subsidiaries, you are responsible for making sure that the purchase or sale of any Cellectar security covered by this policy by any of the other persons listed above that are related to you complies with this policy.

The prohibition on insider trading in this Policy is not limited to trading in Cellectar securities. Subject persons are also prohibited from trading or tipping others who may trade in the securities of another company if they learn material nonpublic information about the other company in connection with their employment by or relationship with Cellectar. Such companies include, but are not limited to, customers or suppliers of Cellectar and companies with which Cellectar may be negotiating major transactions, such as an acquisition, investment, sale or material contract. Information that is not material to

Cellectar may nevertheless be material to one of those other companies.

Insider Trading

Federal and state securities laws and regulations prohibit you from using material non- public company information (also called “inside information”) to trade in securities and from disclosing this information to any other person before it is publicly available. These illegal activities are commonly referred to as “insider trading.” You expose yourself to civil and criminal liability if you, members of your immediate family or other persons to whom you have communicated inside information trade in securities while aware of inside information gained through your work at Cellectar. Individuals can be liable for civil penalties of up to three times the gain in any trade, including profits made and losses avoided, as well as criminal penalties including substantial fines and imprisonment. In addition, companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel. This means Cellectar could be liable for insider trading violations committed by its employees or other subject persons.

Material Nonpublic Information

Material nonpublic information is any information – positive or negative – that is not known to the general public and could reasonably be expected to cause a change in the price of securities of Cellectar. Material nonpublic information can include information that something has happened or may happen. While it is not possible to create an exhaustive list of all events or types of information that may be deemed material, the following are several examples of information that may be considered material:

●	operating or financial results
●	major new product or service announcements
●	results of clinical trials or the initiation or conclusion of clinical trials
●	gain or loss of a substantial customer or contract
●	key management changes, including the appointment or departure of directors, officers or other key personnel
●	acquisitions, mergers, sales or joint ventures
●	capital-raising activities
●	important pricing changes
●	write-offs or increases in reserves
●	actual or threatened litigation or disputes
●	stock splits and other recapitalizations
●	redemptions or purchases by Cellectar of its own securities
●	changes in auditors
●	projections of future revenue, earnings or losses, operational results or other guidance
●	changes to previously announced guidance, or the decision to suspend guidance.

Trading

Trading includes the purchase or sale of any Cellectar security, but it does not include the exercise of options granted by Cellectar or the conversion of securities that are convertible into Cellectar common stock at a fixed price per share. Nevertheless, the securities so acquired may not be sold except in compliance with the terms of this policy.

General Guidelines

Keep material non-public information confidential at all times and do not “tip” inside information to anyone. Be particularly careful about communicating any information about Cellectar to brokers and others involved in trading securities, or anyone else under circumstances where it is foreseeable that the person will trade on the basis of the information. Moreover, you should hold the inside information confidential until Cellectar has disclosed it to the general public through a press release or a filing with the Securities and Exchange Commission (the “SEC”), the press has disseminated it, and the public has had time to evaluate it. Generally, if you are aware of inside information, you should refrain from trading from the time you become aware of it until two full trading days have elapsed after Cellectar has issued a press release or made a filing with the SEC disclosing the information. For example, if on Thursday, Cellectar issues a press release concerning inside information of which you were previously aware, you should refrain from trading until the following Tuesday.

Pre-Clearance of Trades

As a matter of Cellectar policy, all employees, officers and directors must obtain approval from the Chief Executive Officer or the Chief Financial Officer at least one trading day before trading in securities of Cellectar to reduce the risk that the existence of material non- public information might be imputed to such employee, officer or director. Under SEC rules and regulations, directors and executive officers of Cellectar, among others, are required to report to the SEC any change in their beneficial ownership of Cellectar securities within two business days of the transaction resulting in such change. This includes the exercise of a warrant or option to Cellectar securities, even if none of the underlying securities are sold.

“Black-Out” Periods

No employee, officer or director may buy or sell securities of Cellectar during any “blackout” period. Unless otherwise communicated in writing by the Company, black- out periods start at 5:00 p.m. on the day that is two weeks before the end of each fiscal quarter and end when two full trading days have elapsed following the Company’s release of its earnings report for that quarter. (For example, if Cellectar issues a press release announcing earnings or files a Form 10-Q with the SEC after the market close on Monday or prior to the market opening on Tuesday, you should continue to refrain from trading until the market opens on Thursday.)

From time to time, an event may occur that is material to Cellectar and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, persons designated by Cellectar may not trade in Cellectar securities. In addition, Cellectar’s financial results may be sufficiently material in a particular quarter that, in the judgment of the company, designated persons should refrain from trading in Cellectar securities even sooner than the typical Blackout Period described above. In either such situation, the Company’s Chief Executive Officer or Chief Financial Officer may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if you have not been designated as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

You should be aware that even if the trading window opens, you may not trade if you have material nonpublic information. In any event, you must also comply with the requirement for Pre-Notification of Trades described below.

These restrictions do not apply to the exercise of any employee stock options granted by Cellectar, so long as the shares issued upon exercise are not sold during such Blackout Periods, or trades made pursuant to 10b5-1 Plans (as described below), which were established at least 30 days prior to the beginning of the applicable Blackout Period.

10b5-1 Plans

All directors, direct reports to the Chief Executive Officer and any other person who would be a reporting person under Section 16 of the Exchange Act must sell their shares of Cellectar equity securities under structured trading programs, developed in compliance with Rule 10b5-1 of the Exchange Act and approved by Cellectar. The Chief Financial Officer will have the authority to approve the 10b5-1 plan of each individual on behalf of Cellectar, except that the Chief Executive Officer will have the sole authority to approve any 10b5-1 plan of the Chief Financial Officer, and the Chairman of the Audit Committee shall have the sole authority to approve any 10b5-1 plan of the Chief Executive Officer.

Prohibition on Short-Swing Trading.

Under Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), if you are a director, executive officer or holder of 10% or more of any Cellectar equity securities, you will be liable for any profits you receive upon the sale and purchase, or purchase and sale, of such equity securities within a six- month period. In other words, if you both buy and sell Cellectar equity securities within any six-month period, you will be liable to Cellectar for the excess of your sales price over your purchase price. This liability can exist regardless of the order of the transactions. For example, if you sell a share of stock at $5.00 and then buy a share of stock within six months at $2.00, you will be liable to Cellectar for $3.00. This liability is known as a “short-swing profit.” This liability does not depend on whether you have material nonpublic information when you make one of the trades. It also does not matter whether the transactions are in the public market or are private. The liability simply depends on whether the transactions occur within six months of each other. Some lawyers and law firms specialize in identifying short-swing transactions and bringing lawsuits to recover the short-swing profits and obtain payment for their fees. Also, the Internal Revenue Service generally treats short-swing profits as part of your taxable income, even if you have to disgorge the profits.

The SEC has exempted a few transactions from short-swing liability. For example, the purchase of stock by exercising a stock option generally will not create liability. On the other hand, the sale of those same shares of stock after exercise will be treated as a transaction that can create liability if a non-exempt purchase occurs within six months. You should assume that each transaction can be matched with all other transactions within six months before or after the transaction.

No Short Sales or Trading in Derivative Securities of Cellectar

Cellectar prohibits you from engaging in speculative transactions in Cellectar securities, such as short sales, puts, calls, straddles, hedging or monetization transactions, including but not limited to prepaid variable forwards, equity swaps, collars and exchange funds, or similar transactions. In most instances, such transactions provide none of the benefits of traditional stock ownership, and in the case of “short sales” represent a wager against the Company’s success. For these reasons, Cellectar policy prohibits all short selling and the purchase or sale of any put, call, straddle, or other publicly traded option in Cellectar securities. This policy does not apply to the exercise of stock options granted by Cellectar.

Standing and Limit Orders and Margin Accounts

Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described above), and the use of margin accounts, create heightened risks for insider trading violations. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. Similarly, a margin call under a margin account could result in an involuntary sale of Company securities held in the account.

The Company therefore prohibits individuals covered by this plan from placing standing or limit orders on Company securities or the holding of Company securities in a margin account.

Outside Communication

Previously undisclosed information about the Company’s financial and business development, condition or performance is considered nonpublic confidential inside information. Employees should not discuss or disclose confidential inside information with any person outside of Cellectar, such as the media, investors, brokers or stock analysts.

Employees are not permitted to post any information about the Company on social media, electronic bulletin boards, blogs, chat-rooms or any other such public message boards or forums. In addition, employees should not comment publicly on our competitors’ and customers’ businesses.

Acknowledgement

Every person subject to this policy shall acknowledge in writing that s/he has received a copy of this policy and understands its terms and provisions. Such acknowledgement shall be submitted in the first instance to the person authorized to approve her/his 10b5-1 plan, who shall initial the document upon receipt. All such signed and initialed acknowledgements shall be retained in a file by the Chief Financial Officer. In addition, an individual’s failure to comply with this policy may subject the individual to Company imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law.

Questions

Any inquiries about this Policy should be referred to the Chief Executive Officer or Chief Financial Officer.

Certification

I certify that:

1.	I have read and understand the Company’s Insider Trading Policy (the “Policy”). I understand that the Compliance Officer is available to answer any questions I have regarding the Policy.
2.	I will continue to comply with the Policy for as long as I am subject to the Policy.
Signature:
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